Exhibit 99.1

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

MINUTES OF THE BOARD OF DIRECTORS MEETING

HELD ON MARCH 23, 2023

1.Date, Time and Place: On March 23, 2023, at 10:00 a.m., in a meeting held exclusively digitally, by videoconferencing (“Meeting”), pursuant to item 6.4 of the Internal Rules of the Board of Directors (“Board”) of Suzano S.A. (“Company”).

2.Attendance: The following Directors of the Company attended the Meeting: David Feffer (Chairman of the Board of the Directors), Daniel Feffer (Vice-Chairman of the Board of Directors), Nildemar Secches (Vice-Chairman of the Board of Directors), Ana Paula Machado Pessoa (Director), Gabriela Feffer Moll (Director), Maria Priscila Rodini Vansetti Machado (Director), Paulo Rogerio Caffarelli (Director), Rodrigo Calvo Galindo (Director) and Paulo Sergio Kakinoff (Director). The members of the Company’s Supervisory Board were also present, Messrs. Eraldo Soares Peçanha, Luiz Augusto Marques Paes and Rubens Barletta. Also attending the Meeting, as guests, Chief Executive Officer, Mr. Walter Schalka, Chief Financial, Legal and Investor Relations Officer, Mr. Marcelo Feriozzi Bacci and Mrs. Silvia Krueger Pela.

3.Chairman and Secretary: Mr. David Feffer chaired the Meeting and Mrs. Silvia Krueger Pela acted as secretary.
4.Agenda: To resolve on: (i) the Management Proposal to be submitted to the Company’s Annual and Extraordinary General Shareholders’ Meetings to be held exclusively digitally on April 26, 2023 (“AESM”), which includes the proposed capital budget of the Company for the fiscal year ending December 31, 2023, the proposed allocation of net income for the fiscal year ended on December 31, 2022, the annual overall compensation of the management and the Supervisory Board, if established, for the fiscal year ending December 31, 2023 (“Management Proposal”) and the proposal to amend the head provision of Article 5 of the Company’s Bylaws to reflect the number of shares into which the Company’s share capital is divided, due to the cancellation of treasury shares approved at the Board of Directors’ Meeting held on February 28, 2023 (“Amendment to the Bylaws”), with the consent restatement of the Company’s Bylaws to be submitted for approval at the AESM; and (ii) the call notice and respective call for the AESM.

5.Minutes in Summary Form: The Directors, unanimously, resolved to draw up these minutes in summary form, with the respective materials with respect presented in connection to the agenda being filed at the Company’s headquarters.

6.Resolutions: The Directors approve, by unanimous vote and without reservations, the following resolutions:

6.1To approve the Management Proposal, as per the copy filed at the Company’s headquarters, to be submitted to the AESM.

iIt was recorded that, as to the Company’s capital budget proposal for the fiscal year ending on December 31, 2023, after discussing the topic in context with the Company’s economic-financial strategy, the Directors decided to propose, observing the permissive of the second part of paragraph 4 of article 196 of the Brazilian Corporation Law, the retained earnings in the amount of fourteen billion, nine hundred and seventy-two million, three hundred and twenty-three thousand and three hundred and seventy-seven reais and five cents (BRL 14,972,323,377.05), for investment in investments planned to meet the Company’s commitments in its growth strategy in the application of production capacity and process improvements, as indicated in Annex III to the Management Proposal.

iiThe directors approve and submit to the AESM the proposal for (i) Amendment to the Bylaws; and (ii) the restatement of the Company’s Bylaws to reflect the Amendment to the Bylaws. The proposed Amendment to the Bylaws to be submitted for approval at the AESM creates the Annex VIII to the Management Proposal; and

6.2. To approve the call notice and respective call for the Company’s Annual and Extraordinary General Shareholders’ Meetings, to be held on April 26, 2023, at 10:00 a.m., exclusively digitally.

7.Closing: There being no further matters to be discussed, the meeting was closed. The minutes of the Meeting were drafted, read and approved by all Directors present.

São Paulo, SP, March 23, 2023.

Board:

_________________________________ David Feffer Chairman	_________________________________ Silvia Krueger Pela Secretary

Attending Directors:

_________________________________ David Feffer Chairman of the Board of Directors	_________________________________ Daniel Feffer Vice-Chairman of the Board of Directors

_________________________________ Nildemar Secches Vice-Chairman of the Board of Directors	_________________________________ Ana Paula Machado Pessoa Director

_________________________________ Gabriela Feffer Moll Director	_________________________________ Maria Priscila Rondini Vansetti Machado Director

_________________________________ Paulo Rogerio Caffarelli

Director	_________________________________ Rodrigo Calvo Galindo Director

_________________________________

Paulo Sergio Kakinoff

Director